Exhibit 12.2
American Airlines, Inc.
Computation of Ratio of Earnings to Fixed Charges
(In millions)

Six Months Ended June 30, 2018
Income before income taxes	$1,189
Add: Total fixed charges (per below)	1,016
Less: Interest capitalized	36
Total earnings before income taxes	$2,169
Fixed charges:
Interest	$546
Portion of rental expense representative of the interest factor	470
Total fixed charges	$1,016
Ratio of earnings to fixed charges	2.1